UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 12.2% increase in June 2016 passenger traffic

Monterrey, Mexico, July 5, 2016—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 12.2% in June 2016, as compared to June 2015. Domestic traffic increased 13.7%, and international traffic increased 1.7%.

Of total June traffic, 98.3% was commercial aviation and 1.7% was general aviation.

Total Passengers*
	Jun-16	Jun-16	Change %	Jan-Jun 2015	Jan-Jun 2016	Change %
Domestic	1,205,819	1,371,240	13.7	6,755,383	7,495,854	11.0
International	180,695	183,767	1.7	1,218,378	1,212,429	(0.5)
OMA Total	1,386,514	1,555,007	12.2	7,973,761	8,708,283	9.2

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic increased in eleven airports in June. The most noteworthy increases were in Monterrey (+10.6%; +64,684 passengers), Ciudad Juárez (+34.9%; +25,070), Culiacán (+17.9%; +20,172), Mazatlán (+32.1%; +14,611), and Chihuahua (+13.3%; +10,974). Monterrey traffic increased principally because of higher traffic volumes on the Tijuana and Mexico City routes. Ciudad Juárez traffic increased because of higher volumes on the Mexico City and Monterrey routes. Culiacán traffic increased principally as a result of increased volumes on the Tijuana route. Mazatlán increased traffic on its Mexico City and Tijuana routes; and Chihuahua traffic increased on the Mexico City route.

During June, TAR opened the Zihuatanejo – Toluca route; VivaAerobus opened the Chihuahua – Mexico City and Chihuahua – Guadalajara routes; and Volaris opened the Culiacán – Mexicali route.

International traffic increased in six airports in June. Traffic increased most significantly in San Luis Potosí (+16.2%; +1,881 passengers), principally because of higher volumes on its Houston route.

The number of flight operations (takeoffs and landings) in June increased 3.8%. The number of domestic operations increased 5.0%, and international operations decreased 3.5%.

Total Passengers*

	Jun-16	Jun-16	Change %	Jan-Jun 2015	Jan-Jun 2016	Change %
Acapulco	48,344	51,258	6.0	370,287	365,381	(1.3)
Ciudad Juárez	71,914	97,582	35.7	401,475	509,830	27.0
Culiacán	114,013	135,775	19.1	665,937	796,487	19.6
Chihuahua	92,300	103,035	11.6	502,745	572,555	13.9
Durango	25,550	35,922	40.6	134,857	200,428	48.6
Mazatlán	59,684	73,632	23.4	434,746	493,761	13.6
Monterrey	722,568	786,690	8.9	3,932,890	4,178,071	6.2
Reynosa	43,171	50,908	17.9	230,259	250,466	8.8
San Luis Potosí	38,026	44,700	17.6	208,112	226,887	9.0
Tampico	62,744	60,596	(3.4)	365,594	344,406	(5.8)
Torreón	45,626	53,902	18.1	252,582	298,406	18.1
Zacatecas	30,436	29,524	(3.0)	145,123	158,176	9.0
Zihuatanejo	32,138	31,483	(2.0)	329,154	313,429	(4.8)
OMA Total	1,386,514	1,555,007	12.2	7,973,761	8,708,283	9.2

Domestic Passengers*

	Jun-16	Jun-16	Change %	Jan-Jun 2015	Jan-Jun 2016	Change %
Acapulco	45,774	48,915	6.9	334,578	328,525	(1.8)
Ciudad Juárez	71,862	96,932	34.9	401,106	503,467	25.5
Culiacán	112,702	132,874	17.9	658,011	787,608	19.7
Chihuahua	82,441	93,415	13.3	451,158	520,505	15.4
Durango	23,841	32,814	37.6	125,688	182,192	45.0
Mazatlán	45,499	60,110	32.1	256,556	321,197	25.2
Monterrey	610,710	675,394	10.6	3,320,757	3,590,112	8.1
Reynosa	43,147	50,848	17.8	230,043	250,171	8.7
San Luis Potosí	26,400	31,193	18.2	148,621	161,668	8.8
Tampico	58,883	56,781	(3.6)	343,353	323,749	(5.7)
Torreón	40,996	49,323	20.3	227,817	270,610	18.8
Zacatecas	19,135	18,036	(5.7)	92,973	103,933	11.8
Zihuatanejo	24,429	24,605	0.7	164,722	152,117	(7.7)
OMA Total	1,205,819	1,371,240	13.7	6,755,383	7,495,854	11.0

International Passengers*

	Jun-16	Jun-16	Change %	Jan-Jun 2015	Jan-Jun 2016	Change %
Acapulco	2,570	2,343	(8.8)	35,709	36,856	3.2
Ciudad Juárez	52	650	1,150.0	369	6,363	1,624.4
Culiacán	1,311	2,901	121.3	7,926	8,879	12.0
Chihuahua	9,859	9,620	(2.4)	51,587	52,050	0.9
Durango	1,709	3,108	81.9	9,169	18,236	98.9
Mazatlán	14,185	13,522	(4.7)	178,190	172,564	(3.2)
Monterrey	111,858	111,296	(0.5)	612,133	587,959	(3.9)
Reynosa	24	60	150.0	216	295	36.6
San Luis Potosí	11,626	13,507	16.2	59,491	65,219	9.6
Tampico	3,861	3,815	(1.2)	22,241	20,657	(7.1)
Torreón	4,630	4,579	(1.1)	24,765	27,796	12.2
Zacatecas	11,301	11,488	1.7	52,150	54,243	4.0
Zihuatanejo	7,709	6,878	(10.8)	164,432	161,312	(1.9)
OMA Total	180,695	183,767	1.7	1,218,378	1,212,429	(0.5)

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: July 6, 2016